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Exhibit 9.1

THE THOMSON CORPORATION

INTEREST COVERAGE CALCULATION

(In millions of US$)

	For the twelve month period ended
Consolidated Results	June 30, 2003(1)	December 31, 2002(1)
Earnings before dividends declared on preferred shares	708	605
Add back:
Interest expense and other financing costs ("interest expense")	283	303
Income taxes	205	185

Earnings before dividends declared on preferred shares, interest expense and income taxes	1,196	1,093

Coverage calculation:
Earnings before dividends declared on preferred shares, interest expense and income taxes	1,196	1,093

Pro-Forma Interest Expense	242	261
Interest Coverage	4.93 times	4.19 times

	For the twelve month period ended
Continuing Operations	June 30, 2003(1)	December 31, 2002(1)
Earnings before dividends declared on preferred shares	657	549
Add back:
Interest expense and other financing costs ("interest expense")	283	303
Income taxes	187	163

Earnings before dividends declared on preferred shares, interest expense and income taxes	1,127	1,015

Coverage calculation:
Earnings before dividends declared on preferred shares, interest expense and income taxes	1,127	1,015

Pro-Forma Interest Expense	242	261
Interest Coverage	4.65 times	3.89 times

(1)
Gives effect to Thomson's issuance on August 5, 2003 of US$200,000,000 aggregate principal amount of 4.25% notes due 2009 and US$250,000,000 aggregate principal amount of 5.25% notes due 2013 and the use of net proceeds from that offering, as if such offering occurred at the beginning of each period.

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THE THOMSON CORPORATION INTEREST COVERAGE CALCULATION (In millions of US$)